EXHIBIT 3.9

SECOND AMENDMENT TO THE
AMENDED BYLAWS
OF
OPTIONS MEDIA GROUP HOLDINGS, INC.

The provisions of the Amended Bylaws of OPTIONS MEDIA GROUP HOLDINGS, INC., a Nevada corporation (the “Corporation”), are hereby amended as follows:

I.          Pursuant to the Amended Bylaws of the Corporation, the amendments herein set forth were unanimously approved by the directors of the corporation on the 28th day of December, 2009.

II.         The text of the Amended Bylaws of the Corporation is hereby amended as follows:

Section 5.1 shall be deleted and the following inserted in lieu thereof:

Section 5.1.Share Certificates. The certificates of shares of the Corporation shall be in such form consistent with the articles of incorporation and laws of the State of Nevada as shall be approved by the Board.  A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any of these shares are fully paid, and the Board may authorize the issuance of certificates or shares as partly paid provided that these certificates shall state the amount of the consideration to be paid for them and the amount paid.  All such certificates shall be signed by the chief executive officer, the president or a vice president, and by the treasurer, or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder.  Any or all of the signatures on the certificate may be facsimile.

III.        This Second Amendment to the Amended Bylaws shall supersede the provisions of the Amended Bylaws and First Amendment to the Amended Bylaws to the extent that those provisions are inconsistent with the provisions of this Second Amendment to the Amended Bylaws.

IV.        Except as specifically modified pursuant to this Second Amendment to the Amended Bylaws, the Amended Bylaws shall remain in full force and effect.